Manulife Reports Full Year and
Fourth Quarter 2024 Results
TSX/NYSE/PSE: MFC SEHK: 945                                                            C$ unless otherwise stated
TORONTO, ON – February 19, 2025 – Manulife Financial Corporation (“Manulife” or the “Company”) reported banner full year and fourth quarter results for the period ended December 31, 2024, with record core earnings,
30%+ increases across top-line business metrics1, double-digit core EPS2 growth for the full year, as well as declaring a common share dividend increase of 10%.
Key highlights for full year 2024 and the fourth quarter (“4Q24”) include:
•Core earnings3 of $7.2 billion in 2024, up 8% on a constant exchange rate basis4 from 2023. Core earnings of $1.9 billion in 4Q24, up 6% from the fourth quarter of 2023 (“4Q23”)
•Net income attributed to shareholders of $5.4 billion in 2024, up $0.3 billion from 2023, and $1.6 billion in
4Q24, in line with 4Q23
•Core EPS of $3.87 in 2024, up 11%4 from 2023, and $1.03 in 4Q24, up 9% from 4Q23
◦Excluding the impact of Global Minimum Taxes (“GMT”)5, core EPS2 was $3.97 in 2024, up 14%4 from
2023, and $1.06 in 4Q24, up 13% from 4Q23
•EPS of $2.84 in 2024, up 8%4 from 2023, and $0.88 in 4Q24, in line with 4Q23
•Core ROE2 of 16.4% in 2024 and 16.5% in 4Q24, and ROE of 12.0% in 2024 and 14.0% in 4Q24
•Entered into an agreement with RGA to reinsure two blocks of legacy business, including a younger block of long-term care (“LTC”), our second LTC reinsurance transaction in less than 12 months. The transaction was completed in the first quarter of 2025 with an effective date of January 1, 2025
•LICAT ratio6 of 137% in 4Q24, in line with prior quarter
•Remittances7 of $7.0 billion in 2024 compared with $5.5 billion in 2023
•Purchased and cancelled 4.6% of common shares outstanding, or more than 82 million common shares, for
$3.2 billion in 2024
•Also announced today:
◦A 10% increase in the quarterly dividend per common share, and
◦A Normal Course Issuer Bid (“NCIB”) that permits repurchase of up to 3% of outstanding common shares, commencing in late February 20258
“2024 was a banner year for Manulife on many fronts and we finished the year with very strong results. We delivered record insurance new business results for the full year, including 30%+ increases year-over-year across APE sales7, new business CSM4 and new business value7. Asia continued to lead with substantial top-
line growth and a 27% increase in core earnings. Global WAM ended the year with over $13 billion of net inflows7, a 220 basis point increase in core EBITDA margin2 and 30% core earnings growth.”
“We continued to build on our momentum to deliver for shareholders and customers. We closed the largest
LTC reinsurance transaction in the industry and announced a second LTC risk transfer deal within 12 months.
We also made significant progress towards our digital, customer leadership ambition, achieving a record high
Net Promoter Score and generating over $600 million of benefits9 from our initiatives globally in 2024. We have created a robust foundation for sustained growth. I am confident about the future of Manulife and the value that we will continue to generate for our shareholders.”
— Roy Gori, Manulife President & Chief Executive Officer
“We continued to make progress against our targets announced at Investor Day. Our core ROE increased to
16.4% and core EPS grew 11%, despite the impact of Global Minimum Tax. Expense efficiency ratio2 improved further and ended at 44.8% for the full year. We remitted $7.0 billion in 2024, reflecting our strong cash generating capability across our global operations and benefiting from our capital optimization initiatives. We returned $6.1 billion of capital to shareholders, including buying back 4.6% of outstanding common shares. As announced today, the Board approved a 10% increase in the common share dividend, and we are launching a new NCIB program to repurchase up to 3% of our outstanding common shares.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
	4Q24	4Q23	Change[4,7]	2024	2023	Change
Net Income attributed to shareholders	$1,638	$1,659	(3)%	$5,385	$5,103	5%
Core Earnings	$1,907	$1,773	6%	$7,226	$6,684	8%
EPS ($)	$0.88	$0.86	0%	$2.84	$2.61	8%
Core EPS ($)	$1.03	$0.92	9%	$3.87	$3.47	11%
ROE	14.0%	15.3%	-1.3 pps	12.0%	11.9%	0.1 pps
Core ROE	16.5%	16.4%	0.1 pps	16.4%	15.9%	0.5 pps
Book value per common share ($)	$25.63	$22.36	15%	$25.63	$22.36	15%
Adjusted BV per common share ($)[2]	$37.02	$32.19	15%	$37.02	$32.19	15%
Financial leverage ratio (%)[2]	23.7%	24.3%	-0.6 pps	23.7%	24.3%	-0.6 pps
APE sales	$2,248	$1,550	42%	$8,385	$6,440	30%
New business CSM	$842	$626	32%	$2,887	$2,167	32%
NBV	$842	$630	31%	$3,077	$2,324	32%
Global WAM net flows ($ billions)	$1.2	$(1.3)	-	$13.3	$4.5	196%
Manulife Reports Full Year and Fourth Quarter 2024 Results
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
	4Q24	4Q23	Change[7]	2024	2023	Change
Asia (US$)
Net Income attributed to shareholders	$417	$452	(8)%	$1,717	$995	71%
Core Earnings	477	414	16%	1,890	1,518	27%
APE sales	1,187	731	63%	4,429	3,313	36%
New Business CSM	419	303	38%	1,567	1,148	38%
NBV	418	306	37%	1,612	1,206	35%
Canada
Net Income attributed to shareholders	$439	$365	20%	$1,221	$1,191	3%
Core Earnings	390	352	11%	1,568	1,487	5%
APE sales	376	363	4%	1,689	1,409	20%
New Business CSM	116	70	66%	357	224	59%
NBV	168	139	21%	627	490	28%
U.S. (US$)
Net Income attributed to shareholders	$73	$146	(50)%	$96	$473	(80)%
Core Earnings	294	349	(16)%	1,234	1,304	(5)%
APE sales	151	141	7%	454	416	9%
New Business CSM	100	105	(5)%	278	292	(5)%
NBV	63	54	17%	175	153	14%
Global WAM
Net Income attributed to shareholders	$384	$365	3%	$1,597	$1,297	22%
Core Earnings	481	353	34%	1,736	1,321	30%
Gross flows ($ billions)[7]	43.5	35.1	21%	171.7	143.4	19%
Average AUMA ($ billions)[7]	1,015	817	21%	946	813	15%
Core EBITDA margin	28.6%	25.7%	290 bps	27.1%	24.9%	220 bps

Strategic Highlights
We continued to transform our portfolio and accelerate new business growth through expanded market
Manulife Reports Full Year and Fourth Quarter 2024 Results
offerings and enhanced distribution capabilities
During 2024, we closed the largest LTC reinsurance transaction in the industry and the largest universal life reinsurance transaction in Canada. We also entered into an agreement in 4Q24 for a second LTC reinsurance transaction in less than 12 months on a younger LTC block, further validating the prudence of our reserves and assumptions. These transactions also further transformed our business profile to higher return and lower risk.
In Asia, we expanded Manulife Pro, our proprietary proposition for top-tier agents, to Indonesia, Japan and Hong
Kong. The proposition provides select agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads. This initiative contributed to improved agent productivity, demonstrated by our 23% year-over-year growth in agency APE sales in 2024. With this expansion, Manulife Pro is now available in five of our markets10.
In addition, we further addressed the complex and evolving financial needs of high-net-worth individuals through a focus on innovative customer solutions. This includes the launch of two new products that cater to the protection, legacy planning and wealth management needs of high-net-worth customers.
In Global WAM, we completed the acquisition of CQS, a U.K.-based multi-sector alternative credit manager, which positively contributed to Global WAM net flows and core earnings in 2024. We have leveraged these expanded investment capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings which are part of our larger credit franchise.
In Canada, we introduced a guaranteed issue life product, designed to provide accessible life insurance coverage with guaranteed fixed premiums for a wide range of individuals seeking straightforward and reliable life insurance coverage. Also, we refreshed our suite of segregated fund options with a new product that features a simplified, all-inclusive fee structure and offers Canadians an investment solution to help with their estate planning needs.
In the U.S., we entered into a strategic distribution collaboration with Annexus — one of the nation's leading independent retirement planning product design and distribution companies — to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution.
We have made significant progress on our ambition to be the most digital, customer-centric company in our industry
We are driving value from generative AI by rapidly scaling use cases across our organization. We had 27 use cases in production, with another 32 in development at the end of 2024. Our continued investment in foundational capabilities has put us in a strong position, and enabled faster and easier execution in deploying AI-based solutions. We are able to quickly scale use cases, enhancing value for our customers and our business.
In Asia, we strengthened agent-customer interactions through the launch of an innovative generative AI sales tool in both Singapore and Japan. It enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data and transaction histories.
In Global WAM, we advanced and broadened our wealth planning and advice business with the implementation of a new advisor retail wealth platform and an AI-powered planning tool in Canada, and a new AI-powered sales enablement app in Asia. These tools improve productivity for advisors and agents and deliver an enhanced digital experience for investors.
In Canada, we entered into a multi-year loyalty rewards partnership agreement with Aeroplan. We launched the
Aeroplan Rewards and Challenges program in the Manulife mobile app that enables eligible group benefits plan members to earn reward points by completing programs and benefits-related activities to encourage health and well-being.
In the U.S., we continued to modernize the end-to-end purchase and delivery process by introducing a term solution with digital policy delivery, payment capabilities, and easy registration process to the Life Customer
Storefront as well as Vitality’s website.

Record core earnings for full year and 4Q24 reflecting strong growth in our highest potential businesses11
Core earnings of $7.2 billion in 2024, up 8% from 2023, and $1.9 billion in 4Q24, up 6% from 4Q23
Manulife Reports Full Year and Fourth Quarter 2024 Results
The increase in 2024 reflected strong business growth led by Global WAM and Asia, and a lower net charge in the provision for Expected Credit Loss, which more than offset the impacts of GMT and reinsurance transactions that were closed earlier in 2024. Excluding the impact of GMT, full year 2024 core earnings increased 10% from the prior year4.
In 4Q24, strong momentum continued in Global WAM, Asia and Canada where we generated double-digit growth compared with 4Q23.
•Asia core earnings were up 16% in 4Q24, reflecting continued business growth momentum and impacts from the annual updates to actuarial methods and assumptions.
•Global WAM core earnings increased 34% primarily driven by higher net fee income from favourable market impacts and positive net flows. In addition, 4Q24 core earnings benefited from certain non-
recurring tax true-ups and tax benefits, performance fees from CQS, and continued expense discipline.
•In Canada, more favourable insurance experience overall, and business growth in Group Insurance drove an 11% increase in 4Q24 core earnings.
•U.S. core earnings decreased 16%, reflecting lower investment spreads, impacts from the previously completed reinsurance transaction and the annual review of actuarial methods and assumptions.
•In Corporate and Other, core earnings decreased $72 million, mainly due to the impact of GMT and higher interest on capital allocated to operating segments.
Net Income attributed to shareholders of $5.4 billion in 2024, $0.3 billion higher compared with 2023, and
$1.6 billion in 4Q24, in line with 4Q23
The $0.3 billion increase in 2024 net income was driven by core earnings growth and improved market experience, partially offset by a higher net charge related to the updates to actuarial methods and assumptions and lower tax-
related benefits. The net charge from market experience in 2024 was primarily related to lower-than-expected returns on alternative long-duration assets (“ALDA”), driven by real estate and private equity investments, as well as realized loss due to the sale of debt instruments related to the reinsurance transactions that were closed in
2024. This realized loss due to the sale of debt instruments was broadly offset by an associated change in Other
Comprehensive Income, resulting in a neutral impact to book value.
4Q24 net income was in line with prior year, as core earnings growth offset the non-recurrence of the impact from updates to actuarial methods and assumptions in 4Q23. The net charge from market experience in 4Q24 was primarily related to lower-than-expected returns on public equity and lower-than-expected returns on ALDA, driven by real estate investments.
30%+ increases in insurance new business results and $13.3 billion of net inflows in Global WAM
APE sales, new business CSM and NBV hit record levels in 2024 and increased 30%, 32% and 32%, respectively, year-over-year. We achieved our four best quarters ever in 2024 for all three metrics
•Asia led with continued momentum throughout 2024 and achieved substantial top-line growth, generating
36%, 38% and 35% increases in APE sales, new business CSM and NBV, respectively, driven by broad-
based growth across Asia, led by Hong Kong. NBV margin7 remained resilient at 40.7%.
•In Canada, APE sales and NBV increased 20% and 28%, respectively, driven by higher sales volumes in
Group Insurance across all group benefits markets, in participating life insurance and in segregated fund products. New business CSM increased 59%, benefiting from higher sales volumes and higher margins from Individual Insurance and Annuities.
•In the U.S., APE sales and NBV increased 9% and 14%, respectively, mainly related to increased demand from affluent customers for accumulation insurance products. New business CSM decreased 5% driven by product mix and the impact of interest rates, partially offset by higher sales volumes.
Our 4Q24 new business results demonstrated strong momentum with year-over-year growth of 42%, 32%
and 31% in APE sales, new business CSM and NBV, respectively
•Asia continued to generate positive momentum in 4Q24 and grew APE sales, new business CSM and
NBV by 63%, 38% and 37%, respectively, driven by broad-based growth across Asia.
•Canada increased APE sales, new business CSM and NBV by 4%, 66% and 21%, respectively, reflecting strong sales growth in participating life insurance and segregated fund products. Lower Group Insurance sales modestly impacted the overall growth in APE sales and NBV.

•In the U.S., 4Q24 APE sales and NBV increased 7% and 17%, respectively, driven by increased demand
Manulife Reports Full Year and Fourth Quarter 2024 Results
Manulife Reports Full Year and Fourth Quarter 2024 Results
from affluent customers for accumulation insurance products. New business CSM decreased 5% driven by product mix and the impact of interest rates, partially offset by higher sales volumes.
Global WAM net inflows of $13.3 billion in 2024, $8.8 billion higher compared with net inflows of $4.5 billion in 2023, reflecting strong retail net flows and improved net flows in retirement. This contributes to
Global WAM’s track record of generating positive net flows in 14 out of the past 15 years
•Retirement net inflows of $0.7 billion in 2024 increased from net outflows of $4.0 billion in 2023, primarily driven by the non-recurrence of large-case retirement plan redemptions by a single sponsor in the U.S.
and higher new retirement plan sales, partially offset by higher member withdrawals.
•Retail net inflows of $6.8 billion in 2024 increased from net outflows of $0.5 billion in 2023, driven by increased demand for investment products amid a constructive equity market and improved investor sentiment.
•Institutional Asset Management net inflows of $5.7 billion in 2024 decreased compared with net inflows of
$9.0 billion in 2023, reflecting lower net flows from fixed income and equity mandates.
Global WAM net inflows of $1.2 billion in 4Q24, increased $2.5 billion compared with net outflows of $1.3 billion in 4Q23, driven by continued strong retail net flows across all geographies
•Retirement net outflows of $1.9 billion in 4Q24 improved from net outflows of $2.5 billion in 4Q23, primarily driven by the non-recurrence of a large-case retirement plan redemption in the U.S. and higher member contributions, partially offset by higher withdrawals.
•Retail net inflows of $1.3 billion in 4Q24 improved from net outflows of $1.0 billion in 4Q23, driven by increased demand for investment products amid a constructive equity market and improved investor sentiment.
•Institutional Asset Management net inflows of $1.8 billion in 4Q24 decreased compared with net inflows of
$2.1 billion in 4Q23, as higher net flows from fixed income mandates were more than offset by lower net flows in equity mandates.
CSM balance increased 3% with contribution from organic CSM movement of 6%4,7
CSM was $22,127 million as at December 31, 2024
CSM increased $1,687 million compared with December 31, 2023. Organic CSM movement contributed $1,231 million of the increase in 2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and unfavourable insurance experience. Inorganic CSM movement was an increase of $456 million in 2024, primarily driven by the favourable impacts of changes in foreign currency exchange rates, partially offset by the impacts of reinsurance transactions and the annual review of actuarial methods and assumptions. Post-tax CSM net of NCI3 was $19,682 million as at December 31, 2024.

(1)Comprised of annualized premium equivalent (“APE”)  sales, new business contractual service margin net of NCI (“new business CSM”), new business value
(“NBV”), and Global Wealth and Asset Management (“Global WAM”) net flows.
(2)Diluted core earnings per common share (“core EPS”), core EPS excluding the impact of GMT, core ROE, core EBITDA margin, expense efficiency ratio, adjusted book value per common share (“adjusted BV per common share”) and financial leverage ratio are non-GAAP ratios.
(3)Core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-
GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2024 Management’s Discussion and Analysis (“2024
MD&A”).
(4)Percentage growth / declines in core earnings, core EPS, core EPS excluding the impact of GMT, diluted earnings (loss) per share (“EPS”), net income attributed to shareholders, new business CSM, core earnings excluding the impact of GMT and contractual service margin net of NCI (“CSM”) are stated on a constant exchange rate basis and are non-GAAP ratios.
(5)On June 20, 2024, Canada enacted the Global Minimum Tax Act. The impact was reflected in Corporate & Other in situations where GMT was not substantively enacted in local jurisdictions where we operated as of December 31, 2024.
(6)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at December 31, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements
guideline.
(7)For more information on remittances, APE sales, NBV, net flows, gross flows, average assets under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in APE sales,
NBV, net flows, gross flows, average AUMA and organic CSM are stated on a constant exchange rate basis.
(8)See “Caution regarding forward-looking statements” below.
(9)The benefits from our global digital, customer leadership initiatives include expense saves, growth absorption, revenue benefits (margin businesses) and new business CSM growth (insurance).
(10)Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.
(11)See “Profitability” in section 1 “Manulife Financial Corporation” and section 8 “Fourth Quarter Financial Highlights” in our 2024 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.

Earnings Results Conference Call
Manulife will host a conference call and live webcast on its fourth quarter and full year 2024 results on February
Manulife Reports Full Year and Fourth Quarter 2024 Results
20, 2025, at 8:00 a.m. (ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode:
8414068#). Please call in 15 minutes before the start time. You will be required to provide your name and organization to the operator. You may access the webcast at www.manulife.com/en/investors/results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until March 22, 2025, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 7315507#).
The Fourth Quarter 2024 Statistical Information Package is also available on the Manulife website at:
www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s 2024 MD&A and Consolidated
Financial Statements for the year and the quarter ended December 31, 2024, prepared in accordance with
International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at www.manulife.com/en/investors/results-and-reports. The Company’s 2024
MD&A and additional information relating to the Company is available on the SEDAR+ website at https://
www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at https://
www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.
Media InquiriesInvestor Relations
Anne HammerHung Ko
(201) 925-1213(416) 806-9921
ahammer@manulife.com            hung_ko@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the
Manulife Reports Full Year and Fourth Quarter 2024 Results
items excluded from core earnings:

	Quarterly Results			Full Year Results
($ millions)	4Q24	3Q24	4Q23	2024	2023
Core earnings
Asia	$666	$619	$564	$2,589	$2,048
Canada	390	412	352	1,568	1,487
U.S.	412	411	474	1,690	1,759
Global Wealth and Asset Management	481	499	353	1,736	1,321
Corporate and Other	(42)	(113)	30	(357)	69
Total core earnings	$1,907	$1,828	$1,773	$7,226	$6,684
Items excluded from core earnings: Market experience gains (losses)	(192)	186	(133)	(1,450)	(1,790)
Change in actuarial methods and assumptions that flow directly through income	-	(199)	119	(199)	105
Restructuring charge	(52)	(20)	(36)	(72)	(36)
Reinsurance transactions, tax-related items and other	(25)	44	(64)	(120)	140
Net income attributed to shareholders	$1,638	$1,839	$1,659	$5,385	$5,103
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses.
This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial
Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders;
core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core expenses, core earnings available to common shareholders excluding the impact of GMT; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate
(“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and
common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); core EPS excluding the impact of GMT; expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM, and new business CSM.
Other specified financial measures include remittances; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 2024 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2024 MD&A, which is incorporated by reference.

Reconciliation of core earnings to net income attributed to shareholders — 2024
Manulife Reports Full Year and Fourth Quarter 2024 Results
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,197	$1,679	$132	$1,747	$335	$7,090
Income tax (expenses) recoveries
Core earnings	(267)	(399)	(408)	(171)	(21)	(1,266)
Items excluded from core earnings	(193)	46	411	23	(233)	54
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post-tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Reinsurance transactions, tax related items and other	(51)	41	(26)	(77)	(7)	(120)
Core earnings (post-tax)	$2,589	$1,568	$1,690	$1,736	$(357)	$7,226
Income tax on core earnings (see above)	267	399	408	171	21	1,266
Core earnings (pre-tax)	$2,856	$1,967	$2,098	$1,907	$(336)	$8,492
Core earnings, CER basis and U.S. dollars — 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,589	$1,568	$1,690	$1,736	$(357)	$7,226
CER adjustment(1)	51	-	36	27	4	118
Core earnings, CER basis (post-tax)	$2,640	$1,568	$1,726	$1,763	$(353)	$7,344
Income tax on core earnings, CER basis(2)	272	399	417	171	21	1,280
Core earnings, CER basis (pre-tax)	$2,912	$1,967	$2,143	$1,934	$(332)	$8,624
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,890		$1,234
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$1,889		$1,234
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up
2024 core earnings.

Reconciliation of core earnings to net income attributed to shareholders — 2023
Manulife Reports Full Year and Fourth Quarter 2024 Results
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,244	$1,609	$751	$1,497	$351	$6,452
Income tax (expenses) recoveries
Core earnings	(279)	(378)	(402)	(204)	99	(1,164)
Items excluded from core earnings	(161)	5	290	6	179	319
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (post-tax)	1,804	1,236	639	1,299	629	5,607
Less: Net income (post-tax) attributed to
Non-controlling interests	141	-	-	2	1	144
Participating policyholders	315	45	-	-	-	360
Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)
Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	-	-	105
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax related items and other	(79)	4	(56)	2	269	140
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
Income tax on core earnings (see above)	279	378	402	204	(99)	1,164
Core earnings (pre-tax)	$2,327	$1,865	$2,161	$1,525	$(30)	$7,848
Core earnings, CER basis and U.S. dollar — 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
CER adjustment(1)	26	-	65	32	9	132
Core earnings, CER basis (post-tax)	$2,074	$1,487	$1,824	$1,353	$78	$6,816
Income tax on core earnings, CER basis(2)	280	378	416	206	(99)	1,181
Core earnings, CER basis (pre-tax)	$2,354	$1,865	$2,240	$1,559	$(21)	$7,997
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,518		$1,304
CER adjustment US $(1)	(34)		-
Core earnings, CER basis (post-tax), US $	$1,484		$1,304
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up
2023 core earnings.

Reconciliation of core earnings to net income attributed to shareholders — 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Manulife Reports Full Year and Fourth Quarter 2024 Results

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(71)	(97)	(98)	(61)	(18)	(345)
Items excluded from core earnings	(85)	(20)	89	26	(71)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post-tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Reinsurance transactions, tax related items and other	-	-	-	(28)	3	(25)
Core earnings (post-tax)	$666	$390	$412	$481	$(42)	$1,907
Income tax on core earnings (see above)	71	97	98	61	18	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
Core earnings, CER basis and U.S. dollars — 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$666	$390	$412	$481	$(42)	$1,907
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$666	$390	$412	$481	$(42)	$1,907
Income tax on core earnings, CER basis(2)	71	97	98	61	18	345
Core earnings, CER basis (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$477		$294
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$477		$294
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q24.

Reconciliation of core earnings to net income attributed to shareholders — 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(65)	(104)	(112)	(6)	(28)	(315)
Items excluded from core earnings	26	(10)	99	(14)	(60)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post-tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax related items and other	-	-	-	(9)	53	44
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
Income tax on core earnings (see above)	65	104	112	6	28	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
Manulife Reports Full Year and Fourth Quarter 2024 Results
Core earnings, CER basis and U.S. dollars — 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
CER adjustment(1)	12	-	11	10	1	34
Core earnings, CER basis (post-tax)	$631	$412	$422	$509	$(112)	$1,862
Income tax on core earnings, CER basis(2)	66	104	115	5	28	318
Core earnings, CER basis (pre-tax)	$697	$516	$537	$514	$(84)	$2,180
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$453		$302
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$451		$302
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for  4Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q24.

Reconciliation of core earnings to net income attributed to shareholders — 4Q23
Manulife Reports Full Year and Fourth Quarter 2024 Results
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123
Income tax (expenses) recoveries
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to
Non-controlling interests	37	-	-	1	1	39
Participating policyholders	86	17	-	-	-	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	-	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	-	-	119
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax related items and other	(38)	-	(23)	(3)	-	(64)
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067
Core earnings, CER basis and U.S. dollars — 4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
CER adjustment(1)	11	-	13	7	3	34
Core earnings, CER basis (post-tax)	$575	$352	$487	$360	$33	$1,807
Income tax on core earnings, CER basis(2)	78	87	116	56	(38)	299
Core earnings, CER basis (pre-tax)	$653	$439	$603	$416	$(5)	$2,106
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$414		$349
CER adjustment US $(1)	(3)		(1)
Core earnings, CER basis (post-tax), US $	$411		$348
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

Core earnings available to common shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core earnings	$1,907	$1,828	$1,737	$1,754	$1,773	$7,226	$6,684
Less: Preferred share dividends	101	56	99	55	99	311	303
Core earnings available to common shareholders	1,806	1,772	1,638	1,699	1,674	6,915	6,381
CER adjustment(1)	-	34	36	48	34	118	132
Core earnings available to common shareholders, CER basis	$1,806	$1,806	$1,674	$1,747	$1,708	$7,033	$6,513
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
Core ROE
Manulife Reports Full Year and Fourth Quarter 2024 Results
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core earnings available to common shareholders (post- tax)	$1,806	$1,772	$1,638	$1,699	$1,674	$6,915	$6,381
Annualized core earnings available to common shareholders	$7,185	$7,049	$6,588	$6,833	$6,641	$6,915	$6,381
Average common shareholders’ equity (see below)	$43,613	$42,609	$41,947	$40,984	$40,563	$42,288	$40,201
Core ROE (annualized %)	16.5%	16.6%	15.7%	16.7%	16.4%	16.4%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,972	$49,573	$48,965	$48,250	$47,039	$50,972	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$44,312	$42,913	$42,305	$41,590	$40,379	$44,312	$40,379
Average common shareholders’ equity	$43,613	$42,609	$41,947	$40,984	$40,563	$42,288	$40,201
CSM and post-tax CSM information
($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
CSM	$23,425	$22,213	$21,760	$22,075	$21,301
Less: CSM for NCI	1,298	1,283	1,002	986	861
CSM, net of NCI	$22,127	$20,930	$20,758	$21,089	$20,440
CER adjustment(1)	-	618	889	894	1,118
CSM, net of NCI, CER basis	$22,127	$21,548	$21,647	$21,983	$21,558
Post-tax CSM
CSM	$23,425	$22,213	$21,760	$22,075	$21,301
Marginal tax rate on CSM	(2,599)	(2,488)	(2,576)	(2,650)	(2,798)
Post-tax CSM	$20,826	$19,725	$19,184	$19,425	$18,503
CSM, net of NCI	$22,127	$20,930	$20,758	$21,089	$20,440
Marginal tax rate on CSM net of NCI	(2,445)	(2,335)	(2,468)	(2,542)	(2,692)
Post-tax CSM net of NCI	$19,682	$18,595	$18,290	$18,547	$17,748
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 4Q24.

Adjusted book value
($ millions)

As at	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024	Dec 31, 2023
Common shareholders’ equity	$44,312	$42,913	$42,305	$41,590	$40,379
Post-tax CSM, net of NCI	19,682	18,595	18,290	18,547	17,748
Adjusted book value	$63,994	$61,508	$60,595	$60,137	$58,127

New Business CSM detail, CER Basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Manulife Reports Full Year and Fourth Quarter 2024 Results

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
New business CSM, net of NCI
Hong Kong	$299	$254	$200	$168	$199	$921	$676
Japan	66	86	90	48	42	290	126
Asia Other	221	253	188	275	173	937	747
International High Net Worth						187	231
Mainland China						270	138
Singapore						391	244
Vietnam						17	87
Other Emerging Markets						72	47
Asia	586	593	478	491	414	2,148	1,549
Canada	116	95	76	70	70	357	224
U.S.	140	71	74	97	142	382	394
Total new business CSM net of NCI	842	759	628	658	626	2,887	2,167
Asia NCI	-	-	-	-	39	-	142
Total impact of new insurance business in CSM	$842	$759	$628	$658	$665	$2,887	$2,309
New business CSM, net of NCI, CER adjustment(1),(2)
Hong Kong	$-	$7	$4	$6	$5	$17	$25
Japan	-	1	4	1	(1)	6	(6)
Asia Other	-	4	6	11	6	21	22
International High Net Worth						3	9
Mainland China						7	4
Singapore						9	12
Vietnam						(1)	(4)
Other Emerging Markets						3	1
Asia	-	12	14	18	10	44	41
Canada	-	-	-	-	-	-	-
U.S.	-	1	2	4	4	7	14
Total new business CSM net of NCI	-	13	16	22	14	51	55
Asia NCI	-	1	-	(1)	(40)	(1)	(143)
Total impact of new insurance business in CSM	$-	$14	$16	$21	$(26)	$50	$(88)
New business CSM net of NCI, CER basis
Hong Kong	$299	$261	$204	$174	$204	$938	$701
Japan	66	87	94	49	41	296	120
Asia Other	221	257	194	286	179	958	769
International High Net Worth						190	240
Mainland China						277	142
Singapore						400	256
Vietnam						16	83
Other Emerging Markets						75	48
Asia	586	605	492	509	424	2,192	1,590
Canada	116	95	76	70	70	357	224
U.S.	140	72	76	101	146	389	408
Total new business CSM net of NCI, CER basis	842	772	644	680	640	2,938	2,222
Asia NCI, CER basis	-	1	-	(1)	(1)	(1)	(1)
Total impact of new insurance business in CSM, CER basis	$842	$773	$644	$679	$639	$2,937	$2,221
(1)Impact of updating foreign exchange rates to that which was used in 4Q24.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Global WAM core earnings (post-tax)	$481	$499	$399	$357	$353	$1,736	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	61	6	46	58	55	171	204
Amortization of deferred acquisition costs and other depreciation	49	48	49	42	45	188	166
Amortization of deferred sales commissions	20	19	19	20	21	78	80
Core EBITDA	$611	$572	$513	$477	$474	$2,173	$1,771
CER adjustment(1)	-	11	7	13	7	31	39
Core EBITDA, CER basis	$611	$583	$520	$490	$481	$2,204	$1,810
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
Core EBITDA margin and core revenue
Manulife Reports Full Year and Fourth Quarter 2024 Results
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core EBITDA margin
Core EBITDA	$611	$572	$513	$477	$474	$2,173	$1,771
Core revenue	$2,140	$2,055	$1,948	$1,873	$1,842	$8,016	$7,103
Core EBITDA margin	28.6%	27.8%	26.3%	25.5%	25.7%	27.1%	24.9%
Global WAM core revenue
Other revenue per financial statements	$2,003	$1,928	$1,849	$1,808	$1,719	$7,588	$6,746
Less: Other revenue in segments other than Global WAM	(2)	53	40	58	31	149	37
Other revenue in Global WAM (fee income)	$2,005	$1,875	$1,809	$1,750	$1,688	$7,439	$6,709
Investment income per financial statements	$5,250	$4,487	$4,261	$4,251	$4,497	$18,249	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(622)	1,730	564	538	2,674	2,210	3,138
Total investment income	4,628	6,217	4,825	4,789	7,171	20,459	19,318
Less: Investment income in segments other than Global WAM	4,550	5,991	4,687	4,649	6,941	19,877	18,886
Investment income in Global WAM	$78	$226	$138	$140	$230	$582	$432
Total other revenue and investment income in Global WAM	$2,083	$2,101	$1,947	$1,890	$1,918	$8,021	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(28)	33	(9)	8	63	4	28
Revenue related to integration and acquisitions	(29)	13	8	9	13	1	10
Global WAM core revenue	$2,140	$2,055	$1,948	$1,873	$1,842	$8,016	$7,103
Core earnings available to common shareholders excluding the impact of GMT
($ millions and post-tax)

	Quarterly Results	Full Year Results
	4Q24	2024
Core earnings available to common shareholders	$1,806	$6,915
Less: GMT included in core earnings	(57)	(164)
Core earnings available to common shareholders excluding the impact GMT	$1,863	$7,079

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Manulife Reports Full Year and Fourth Quarter 2024 Results

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Net income (loss) attributed to shareholders:
Asia	$583	$827	$582	$363	$615	$2,355	$1,348
Canada	439	430	79	273	365	1,221	1,191
U.S.	103	5	135	(108)	198	135	639
Global WAM	384	498	350	365	365	1,597	1,297
Corporate and Other	129	79	(104)	(27)	116	77	628
Total net income (loss) attributed to shareholders	1,638	1,839	1,042	866	1,659	5,385	5,103
Preferred share dividends and other equity distributions	(101)	(56)	(99)	(55)	(99)	(311)	(303)
Common shareholders’ net income (loss)	$1,537	$1,783	$943	$811	$1,560	$5,074	$4,800
CER adjustment(1)
Asia	$-	$26	$8	$18	$20	$52	$60
Canada	-	-	-	4	(8)	4	(6)
U.S.	-	5	3	(1)	5	7	47
Global WAM	-	11	9	12	9	32	39
Corporate and Other	-	2	(2)	-	2	-	(30)
Total net income (loss) attributed to shareholders	-	44	18	33	28	95	110
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$44	$18	$33	$28	$95	$110
Net income (loss) attributed to shareholders, CER basis
Asia	$583	$853	$590	$381	$635	$2,407	$1,408
Canada	439	430	79	277	357	1,225	1,185
U.S.	103	10	138	(109)	203	142	686
Global WAM	384	509	359	377	374	1,629	1,336
Corporate and Other	129	81	(106)	(27)	118	77	598
Total net income (loss) attributed to shareholders, CER basis	1,638	1,883	1,060	899	1,687	5,480	5,213
Preferred share dividends and other equity distributions, CER basis	(101)	(56)	(99)	(55)	(99)	(311)	(303)
Common shareholders’ net income (loss), CER basis	$1,537	$1,827	$961	$844	$1,588	$5,169	$4,910
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$417	$606	$424	$270	$452	$1,717	$995
CER adjustment, US $(1)	-	4	(1)	4	2	7	15
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$417	$610	$423	$274	$454	$1,724	$1,010
(1)The impact of updating foreign exchange rates to that which was used in 4Q24.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Core expenses
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q24	3Q24	2Q24	1Q24	4Q23	2024	2023
Core expenses
General expenses - Statements of Income	$1,328	$1,204	$1,225	$1,102	$1,180	$4,859	$4,330
Directly attributable acquisition expense for contracts measured using the PAA method and for other products without a CSM(1)	43	36	39	38	42	156	147
Directly attributable maintenance expense(1)	517	509	509	539	565	2,074	2,205
Total expenses	1,888	1,749	1,773	1,679	1,787	7,089	6,682
Less: General expenses included in items excluded from core earnings
Restructuring charge	67	25	-	-	46	92	46
Integration and acquisition	-	-	57	-	8	57	8
Legal provisions and Other expenses	24	8	3	6	8	41	78
Total	91	33	60	6	62	190	132
Core expenses	$1,797	$1,716	$1,713	$1,673	$1,725	$6,899	$6,550
CER adjustment(2)	-	22	28	36	27	86	114
Core expenses, CER basis	$1,797	$1,738	$1,741	$1,709	$1,752	$6,985	$6,664
Total expenses	$1,888	$1,749	$1,773	$1,679	$1,787	$7,089	$6,682
CER adjustment(2)	-	22	29	37	28	88	117
Total expenses, CER basis	$1,888	$1,771	$1,802	$1,716	$1,815	$7,177	$6,799
Manulife Reports Full Year and Fourth Quarter 2024 Results
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 4Q24.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In
Manulife Reports Full Year and Fourth Quarter 2024 Results
addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our strategic priorities and targets and potential future common share repurchases, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”,
“expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”,
“restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations).
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2024 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and
“Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial
Statements for the year ended December 31, 2024, as well as elsewhere in our filings with Canadian and U.S.
securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.